TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702
                                                                       ---------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

              For the nine-month period ending September 30, 2002.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x  - Form 40-F
                                   ---            ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes    No
                                       ---   ---





FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002                      -1-

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On November 14, 2002, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended September 30, 2002. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1




FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002                      -2-

ITEM 2.   Exhibits

      Exhibit No.        Description
-----------------        -----------

Page Number
-----------

          99.1           Translation of Ficha Estadistica Codificada

-5-



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002                      -3-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: December 6, 2002.                               By:


                                                      Roger Ford
                                                      Chief Financial Officer



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002                      -4-

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,



  Assets                                                    2002                2001
  Current Assets                                            TCH$                TCH$
     Cash                                                   3.613.715          4.273.151
     Time deposits                                          6.543.601          4.096.097
     Marketable securities (net)                           11.512.897          3.932.954
     Sales receivables (net)                               10.600.564          9.496.404
     Documents receivables (net)                            4.860.864          5.670.039
     Sundry receivables (net)                               2.626.556          2.749.823
     Documents and accounts receivable
       from related companies                               1.019.688            734.675
     Inventory (net)                                       11.014.071         11.899.321
     Recoverable taxes                                      7.366.701         11.649.401
     Prepaid expenses                                       8.760.989          7.430.027
     Deferred taxes                                           556.458            447.750
     Other current assets                                   4.654.163          4.807.566
                                                      -----------------  -----------------
        Total current assets                               73.130.267         67.187.208
                                                      -----------------  -----------------

  Property, Plant and Equipment
     Land                                                  14.364.479         13.808.420
     Construction and infrastructure                       49.205.948         47.377.984
     Machinery and equipment                              124.395.561        125.595.441
     Other fixed assets                                   149.533.846        137.765.039
     Higher value in technical reappraisal of
       property, plant and equipment                        1.829.233          1.809.430
     Depreciation (less)                                (158.887.016)      (144.303.810)
                                                      -----------------  -----------------
        Total property, plant and equipment               180.442.051        182.052.504
                                                      -----------------  -----------------

  Other assets
     Investment in related companies                        1.499.321          1.687.153
     Investment in other companies                            125.688            152.442
     Goodwill                                             296.795.701        310.168.633
     Negative goodwill, net                                 (908.920)           -
     Long-term receivables                                    261.921            268.202
     Intangibles                                           24.216.765         22.982.558
     Amortization (less)                                  (6.563.100)        (5.071.138)
     Other                                                  6.599.659          8.111.913
                                                      -----------------  -----------------
        Total other assets                                322.027.035        338.299.763
                                                      -----------------  -----------------
        Total assets                                      575.599.353        587.539.475
                                                      -----------------  -----------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,



                                                            2002                2001
  Liabilities                                               TCH$                TCH$
     Current liabilities
     Short-term bank debt                                         997              5.029
     Current portion of long-term bank liabilities         18.012.624          7.046.260
     Bonds - short-term portion                            48.003.243          1.301.345
     Accounts payable                                      11.419.323         10.832.442
     Documents payable                                      1.208.692          1.579.573
     Sundry payable                                         1.802.984          3.291.200
     Documents and accounts payable to
       related companies                                    2.550.746          3.727.674
     Provisions                                             7.638.718          7.737.819
     Withholdings                                           4.135.771          3.754.140
     Other current liabilities                                 81.673            234.367
                                                      -----------------  -----------------
        Total current liabilities                          94.854.771         39.509.849
                                                      -----------------  -----------------

  Long-term liabilities
     Bank debt                                             34.737.733         51.719.553
     Long-term bonds                                      137.974.890        178.994.337
     Long-term provisions                                   1.909.887          1.684.912
     Long-term deferred taxes                              11.925.410         12.831.265
     Other long-term liabilities                            8.691.457          8.283.487
                                                      -----------------  -----------------
        Total long-term liabilities                       195.239.377        253.513.554
                                                      -----------------  -----------------

  Minority Interest                                        55.335.013         53.812.683

  Equity
     Paid-in capital                                      217.054.962        215.160.205
     Capital revaluation reserve                            2.821.715          4.733.525
     Premium on the sale of treasury stock                 20.520.286         20.521.878
     Other reserves                                         9.692.468          8.025.683
     Retained earnings                                   (19.919.239)        (7.737.902)
            Accrued profit
            Accrued loss (less)                           (9.896.325)        (1.337.141)
            Fiscal year profit (loss)                    (10.022.914)        (6.400.761)
                                                      -----------------  -----------------
        Total equity                                      230.170.192        240.703.389
                                                      -----------------  -----------------
        Total liabilities and equity                      575.599.353        587.539.475
                                                      -----------------  -----------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the nine months ending September 30,



                                                            2002                2001
  Operating Income (loss)                                   TCH$                TCH$
     Operating revenue                                    174.027.052        171.955.298
     Operating costs (less)                              (99.712.772)       (97.420.970)
                                                      -----------------  -----------------
        Operating margin                                   74.314.280         74.534.328
     Selling and Administration Expenses                 (55.943.210)       (53.099.181)
                                                      -----------------  -----------------
        Operating income (loss)                            18.371.070         21.435.147
                                                      -----------------  -----------------

  Non-operating Income (loss)
     Financial income                                       1.325.420            935.313
     Other non-operating income                             2.779.205          7.555.486
     Loss on investment in related companies (less)         (160.782)          (318.876)
     Goodwill amortization (less)                        (13.542.064)       (13.327.718)
     Financial expenses (less)                           (11.919.936)       (13.559.818)
     Other non-operating expenses (less)                  (4.614.444)        (4.751.479)
     Price-level restatement                                (582.273)        (3.649.861)
     Exchange differentials                                   726.339          2.033.213
                                                      -----------------  -----------------
        Non-operating profit (loss)                      (25.988.535)       (25.083.740)
                                                      -----------------  -----------------

        Income before tax and extraordinary items         (7.617.465)        (3.648.593)
     Income tax                                           (3.163.826)        (5.458.323)
     Extraordinary items                                    1.171.600          2.712.069
                                                      -----------------  -----------------
        Profit (loss) before minority interest            (9.609.691)        (6.394.847)
     Minority Interest                                      (428.628)            (5.914)
        Net Profit (loss)                                (10.038.319)        (6.400.761)
     Amortization of negative goodwill                         15.405           -
                                                      -----------------  -----------------
        Profit (loss) in the fiscal year                 (10.022.914)        (6.400.761)
                                                      -----------------  -----------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the nine months ending September 30,



                                                            2002                2001
  Cash flow from operating activities:                      TCH$                TCH$
     Collection of sales receivables                      230.650.357        237.334.038
     Financial income received                              1.357.513            939.730
     Dividends received
     Other income received                                  4.414.282          6.388.463
     Payments to suppliers and employees (less)         (179.782.483)      (178.608.258)
     Interest paid (less)                                (16.116.671)       (18.154.980)
     Income tax paid (less)                                  (22.632)           (44.772)
     Other expenses paid (less)                           (1.650.619)        (2.743.738)
     VAT and other similar taxes paid (less)             (30.830.705)       (30.359.755)
                                                      -----------------  ---------------
        Cash flow from operating activities                 8.019.042         14.750.728
                                                      -----------------  ---------------

  Inflow from Finance Activities:
     Loans secured                                            253.060           -
     Other sources financing                                  165.501            219.544
     Loan payment (less)                                  (5.693.440)           -
     Bond payment (less)                                     (25.277)          (203.623)
     Other disbursements for financing (less)               (419.385)          (325.340)
                                                      -----------------  ---------------
        Cash flows from financing activities              (5.719.541)          (309.419)
                                                      -----------------  ---------------

  Cashflows from Investment Activities:
     Sales of property, plant and equipment                   296.409          1.071.646
     Collection loans to related companies                  -                  4.740.155
     Collection other loans to related companies              100.650           -
     Other investment incomes                               -                     16.605
     Additions to property, plant and equipment (less)    (8.784.178)       (11.416.662)
     Long-term investments                                  (871.398)        (1.010.976)
     Other loans to related companies
     Other investment disbursements (less)                  (110.644)           (93.340)
                                                      -----------------  ---------------
        Cashflow from investment activities               (9.369.161)        (6.692.572)
                                                      -----------------  ---------------
        Total net cashflows for the period                (7.069.660)          7.748.737
                                                      -----------------  ---------------
  Effect of inflation on cash and cash equivalent             772.752             58.785
                                                      -----------------  ---------------
  Net change in cash and cash equivalent                  (6.296.908)          7.807.522
  Initial balance of cash and cash equivalent              27.967.121          4.494.680
                                                      -----------------  ---------------
  Ending balance of cash and cash equivalent               21.670.213         12.302.202
                                                      -----------------  ---------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the nine months ending September 30,



                                                            2002                2001
  Reconciliation of Net Inflow from Operating               TCH$                TCH$
     Activities to Fiscal Year Income
  Fiscal year profit (loss)                              (10.022.914)        (6.400.761)

  Income from asset sales:
     (Profit) loss on sale of property,
        plant and equipment                                 (108.094)           (19.664)
     (Profit) loss on sale of investment                                           (449)
     (Profit) loss on sale of other assets
  Debits (credits) against income not
    representing cash flow:
     Depreciation in the fiscal year                       18.657.194         18.987.569
     Amortization of intangibles                              913.022            866.172
     Write-offs and provisions                                366.629            527.546
     Loss accrued on investments in related companies         160.782            318.876
     Amortization of goodwill                              13.542.064         13.327.718
     Amortization of negative goodwill                       (15.405)            -
     Net price-level restatement                              582.273          3.649.861
     Net change differential                                (726.339)        (2.033.213)
     Other credits against income not
       representing cash flow                               1.536.135          1.416.893
     Other debits against income not
       representing cash flow                             (1.291.288)        (6.320.957)
  Variation in assets affecting cash flows:
     (increase) decrease in sales receivables               6.392.919          6.157.788
     (Increase) decrease in inventory                        (95.605)        (1.753.675)
     (Increase) decrease in other assets                  (1.156.143)        (6.722.496)

  Variation in liabilities affecting cash flows:
     (Increase) decrease in accounts payable
        relating to operating income                     (10.971.316)        (6.448.689)
     (Increase) decrease in interest payable              (4.456.512)           -
     Net (Increase) decrease in income tax payable        (1.207.141)            920.138
     Increase (decrease) in other accounts payable
       in relation to non-operating income                (2.927.546)            566.883
     VAT and other similar taxes payable (net)            (1.582.301)        (2.294.726)
     (Profit) loss on minority interest                       428.628              5.914
                                                      -----------------  -----------------
       Net cash flows from Operating Activities             8.019.042         14.750.728
                                                      -----------------  -----------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry, together with its financial statements as of December 31, 1996; therefore, it is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. The Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to September 30, 2002 and 2001.

b)   Basis for preparation:

The financial statements of the Parent Company and its Subsidiaries were prepared as of September 30, 2002 and 2001 according to generally accepted accounting principles of Chile and instructions issued by the Superintendency of Securities and Insurance. There are no discrepancies between either. The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of September 30, 2001 have been adjusted for comparison purposes by the percentage change of 2.2% in the Consumer Price Index.

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the current year presentation.

d)   Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, as of September 30, 2002, the financial statements of Inversora Los Andes S.A., Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Arica Overseas have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



All intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements as of September 30, 2002 and 2001 include the following subsidiaries:

  Taxpayer ID No.          Company Name                                          Percentage interest
                                                                  ----------------------------------------------------
                                                                                    2002                       2001
                                                                  ----------------------------------------------------
                                                                     Direct      Indirect       Total         Total
                                                                       %            %             %             %
  Foreign           Inversora Los Andes S.A. and Subsidiaries          -         99.99999      99.99999     99.99999
  Foreign           Embotelladoras Bolivianas Unidas S.A.              -         99.99897      99.99897     99.99897
  96.517.310-2      Embotelladora Iquique S.A.                      99.90000      -            99.90000     99.90000
  96.891.720-K      Embonor S.A.                                    99.84188      -            99.84188     99.56729
  Foreign           Embotelladora Arica Overseas                    45.16943     54.83057      99.99999     99.99999
  Foreign           Sociedad de Cartera del Pacifico S.R.L.            -         79.34191      79.34191     79.34191
  Foreign           Embotelladora Latinoamericana S.A.                 -         58.72520      58.72520     57.14205
  Foreign           Industrial Iquitos S.A.                            -         43.49138      43.49138     76.11100
  96.972.720-K      Embonor Holdings S.A.                           99.99999        -          99.99999        -
  96.705.990-0      Envases Central S.A.                            33.00000        -          33.00000     33.00000

e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 24). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 1.3% for the period December 1, 2001 to August 31, 2002 (2.2% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars and in Unidades de Fomento ("UF") are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                                  2002                 2001
                                                    $                    $
United States Dollar (US$1)                       748.73             695.02
Unidades de Fomento (U.F.1)                    16,455.03          16,094.96

g)   Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

h)   Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



i)   Allowance for doubtful accounts:

As of September 30, 2002 and 2001, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts which encompass all debt more than 360 days past-due and are shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 2.878.564 (TCH$ 2.818.239 in 2001).

j)   Inventory:

Inventories of raw materials and finished products are recorded at the purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

Other current assets include materials and spare parts at their adjusted cost.

l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus legal revaluations accumulated as of September 30, 2002 and 2001.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real times of use of the assets. The debit due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the exercise. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The debit against income for depreciation was TCH$18.657.194 in 2002 (TCH$18.987.569 in 2001).

n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement at their cost price. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of the bottles and cases has been calculated under the straight-line method, based on their estimated useful life.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on an annual stock basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)   Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q)   Investments in related companies:

This balance includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the proportional equity method. The share in results of these related companies is included in the line "loss on investment in related companies."

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over five years, in accordance with Circular N(degree) 368 of de Superintendency of Securities and Insurance.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at the adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating in these temporary differences that had accumulated at the beginning of the fiscal year were recorded as assets and liabilities with a credit or debit, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average term for reversing. Such complementary accounts are presented deducting the corresponding assets and liabilities generated by such deferred taxes.

u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the actual issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-events severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of September 30, 2002 and 2001, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)   Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



x)   Vacation Provision:

The Parent Company and its subsidiaries provide for vacation benefits on an accrual basis.

y)   Statement of cash flow:

For purposes of preparation of the statement of cash flow, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days to be cash equivalent.

The cash flows relating to the business of the Company, interest paid, interest income received, dividends received and all others not defined as investment or finance are recorded under "inflow originating in operating activities."

z)   Financial risk hedging:

The financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.




3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the nine months ending September 30, 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



4.   Time Deposits

This line includes deposits in the following financial institutions, appraised as described in Note 2(g), as follows:

                                                                Investment    Expiration     Interest      2002         2001
Institution                             Country   Currency         Date          Date          Rate        TCH$         TCH$
                                                                                                %
Citibank                                N.Y.       Dollars      30.09.2002     01.10.2002      5.75      2.697.972       -
Banco de Credito e Inversiones          Chile      Dollars      11.09.2002     31.10.2002      1.80      1.377.477       -
Banco de Credito del Peru               Peru       Dollars      01.06.2002     01.10.2002      1.50      1.010.508       -
BBVA Banco Continental                  Peru      New Soles     01.06.2002     01.10.2002      3.75        825.986       -
BankBoston N.A.                         Peru      New Soles     01.06.2002     01.10.2002      4.20         90.508       -
Banco Santander Central Hispano         Peru      New Soles     01.06.2002     01.10.2002      5.00        121.228       -
Citibank                                Peru       Dollars      01.06.2002     01.10.2002      1.50        419.173       -
Banco de Credito de Bolivia             Bolivia    Dollars      28.09.2002     27.10.2002      5.70            749       -
Banco de Credito e Inversiones          Chile      Dollars      12.09.2001     11.12.2001      3.16        -            964.552
Banco de Credito e Inversiones          Chile      Dollars      28.09.2001     05.10.2001      3.25        -            284.124
Banco de Credito e Inversiones          Chile      Dollars      07.09.2001     05.10.2001      3.25        -            710.310
Banco de Credito del Peru               Peru      New Soles     28.09.2001     01.10.2001      6.00        -            130.912
Banco de Credito del Peru               Peru       Dollars      24.09.2001     01.10.2001      2.13        -            153.605
Banco Continental                       Peru       Dollars      25.09.2001     05.10.2001      2.60        -            103.705
Banco Santander Central Hispano         Peru       Dollars      31.08.2001     05.10.2001      3.60        -            204.569
Banco Santander Central Hispano         Peru       Dollars      07.09.2001     09.10.2001      3.40        -            426.186
Banco Santander Central Hispano         Peru       Dollars      18.09.2001     18.10.2001      3.15        -            426.186
Banco Santander Central Hispano         Peru       Dollars      19.09.2001     19.10.2001       2.50       -            213.093
Banco Santander Central Hispano         Peru       Dollars      20.09.2001     19.10.2001       2.75       -            106.547
Banco Santander Central Hispano         Peru       Dollars      21.09.2001     19.10.2001       2.50       -            163.372
Banco Santander Central Hispano         Peru       Dollars      24.09.2001     19.10.2001       2.55       -            163.372
Banco Santander Central Hispano         Peru       Dollars      26.09.2001     03.10.2001       3.70       -             44.854
Banco de Credito de Bolivia             Bolivia    Dollars      28.09.2001     27.10.2001       5.70       -                710
                                                                                                      --------------------------
Totals                                                                                                   6.543.601    4.096.097
                                                                                                      --------------------------



5.   Marketable Securities

     Marketable securities are valued as described in Note 2(h) and are as follows:

Instruments                                              Account value

                                                    2002                2001
                                                    TCH$                TCH$
Mutual fund units                                11.512.897          3.932.954
                                              ----------------------------------
Totals                                           11.512.897          3.932.954
                                              ----------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Breakdown of mutual fund units as of September 30 is as follows:


Entity                                Unit value        Amount in units         Amount       Amount
                                          $                                      TCH$         TCH$
                                                                                 2002         2001
Corp Banca Mutual Funds                  1,160.42          344,872.48           400.196        -
BCI Mutual Funds                      16,744.3045         56,508.0850           950.251        -
BCI Mutual Funds                      16,805.2777         18,684.6064           314.204        -
BCI Mutual Funds                     458,192.4209            436,4978           200.107        -
Citibank Mutual Funds                     750.244          12,860,000         9.648.139        -
BCI Mutual Funds Conveniencia          3,265.3922          228,968.44          -             747.672
BCI Mutual Funds Competitivo            16,370.02          179,888.73          -           2.944.781
BCI Mutual Funds                           553.84          434.238.11          -             240.501
                                                                         ----------------------------
Total                                                                        11.512.897    3.932.954
                                                                         ----------------------------


6. Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands chilean pesos

------------------------- ------------------------------------------------------------------------------------ -----------------
                                                Short-term receivables                                          Total Long-term
                                                                                                                  Receivables
------------------------- ------------------------- ----------------------- ------------ --------------------- -----------------
           Line                 Out to 90 days       More than 90 days and    Subtotal     Total short-term
                                                         out to 1 year                     receivables (net)
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
                              2002          2001        2002       2001          2002        2002       2001      2002      2001
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Sales receivables           9.836.548     9.167.596   1.696.121   1.305.943   11.532.669
                                                                                         10.600.564  9.496.404     -        -
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Estimated uncollectibles     (53.261)     (175.694)   (878.844)   (801.441)    (932.105)
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Documents receivable        4.577.594     5.371.307   1.750.932   1.598.476    6.328.526
                                                                                          4.860.864  5.670.039     -         -
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Estimated uncollectibles     (19.907)      (26.440) (1.447.755) (1.273.304)  (1.467.662)
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Sundry receivables          2.485.016     2.527.063     620.337     764.120    3.105.353
                                                                                          2.626.556  2.749.823   261.921   268.202
------------------------- ------------- ----------- ----------- ----------- ------------ ---------- ---------- --------- ---------
Estimated uncollectibles     (45.232)     (143.472)   (433.565)   (397.888)    (478.797)
---------------------------------------------------------------------------------------- ---------- ---------- --------- ---------
Total                                                                                    18.087.984 17.916.266   261.921   268.202
---------------------------------------------------------------------------------------- ---------- ---------- --------- ---------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



7.   Balances and transactions with related companies:

The intercompany receivable and payable balances as of September 30, 2002 and 2001 are summarized below:

a)   Documents and accounts receivable:

  Taxpayer ID No.    Company                                  Short-Term                      Long-Term
                                                         2002            2001            2002           2001
                                                         TCH$            TCH$            TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.              774.043         92.954           -             -
   96.648.500-0      Vital S.A.                             3.496          8.182           -             -
   78.826.600-6      Inversiones Eudocia                  -                2.890           -             -
      Foreign        Coca Cola Peru                        71.963        242.816           -             -
   81.752.100-2      Distribuidora Direnor                 43.976         -                -             -
      Foreign        Comptec S.A.                         126.210        148.337           -             -
   96.705.990-0      Envases Central S.A.                 -              239.496
                                                    -----------------------------    ----------------------------
                     Totals                             1.019.688        734.675           -             -
                                                    -----------------------------    ----------------------------


b)   Documents and accounts payable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                    ----------------------------       --------------------------
                                                         2002             2001            2002          2001
                                                         TCH$             TCH$            TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.           1.595.907      2.842.419           -             -
   96.648.500-0      Vital S.A.                           589.124        828.943           -             -
   96.705.990-0      Envases Central S.A.                 365.715         38.172           -             -
      Foreign        Coca Cola Peru                       -                4.833           -             -
   81.752.100-2      Direnor S.A.                         -               13.307           -             -
                                                    -----------------------------    ----------------------------
                     Totals                             2.550.746      3.727.674           -             -
                                                    -----------------------------    ----------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



c) Transactions with related companies:

The commercial account corresponds to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are debited against operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the business.

The principal transactions with related parties were as follows during the 2002 and 2001 fiscal years:

                                                                                       2002                      2001
                                                                             ---------------------------------------------------
Company                Taxpayer ID   Relationship    Transaction
                                                                               Amount     Effect on      Amount     Effect on
                                                                                           results                   results
                                                                                           (debit)                   (debit)
                                                                                            credit                    credit

                                                                                TCH$         TCH$         TCH$         TCH$
Coca Cola de Chile     96.714.870-9  Shareholder     Purchase of raw         22.117.579       -        26.871.372       -
S.A.                                                 materials

                                                     Sale of raw materials        4.230       -            -            -

                                                     Sale of services               160       -           911.419       -

                                                     Sale of advertising        293.534       -               256       -

Coca Cola  Peru          Foreign       Indirect      Purchase of              2.891.387       -           139.343       -
                                     advertising

                                                     Purchase of services       123.202       -            54.831       -

                                                     Purchase of raw          2.513.485       -         1.123.958       -
                                                     materials

                                                     Sales of raw materials      -            -           452.907       -

                                                     Sales of advertising       668.760       -           563.808       -

                                                     Sales of services            3.804       -            21.063       -

                                                     Sales of products           15.794     5.164          -            -

Vital S.A.             96.648.500-0  Common          Purchase of products     3.450.501       -         5.099.986       -
                                     Director

                                                     Sales of services           -            -               323       -

Envases Central S.A.   96.705.990-0  Affiliate       Purchase of products     4.246.035       -         2.048.227       -

                                                     Purchase of services        -            -            -            -

Direnor S.A.           81.752.100-2  Common          Purchase of products        46.918       -           113.548       -
                                     Director

                                                     Purchase of services        -            -             2.375     2.375

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



8.  Inventories

Inventories, as described in Note 2(j), break down as follows as of September 30, 2002 and 2001:


                                                    2002                 2001
                                                    TCH$                 TCH$
Finished products                                  2.647.840           2.282.290
Raw materials                                      5.997.589           5.654.903
Raw materials in transit                           1.612.048           2.989.018
Promotional and other products                       756.594             973.110
                                            -----------------    ---------------
       Total                                      11.014.071          11.899.321
                                            -----------------    ---------------


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of September 30, 2002 and 2001:

a) Income tax provision:

The Parent Company did not establish a income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$7.366.701 in 2002 (TCH$11.649.401 in 2001) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years pending distribution with respect to which it had not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$5.452 in 2002 (TCH$5.412 in 2001) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did not establish a first category income tax provision. The balance of recoverable taxes amounting to TCH$4.728.117 in 2002 (TCH$9.046.956 in 2001) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique did not establish a income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes in the amount of TCH$48.971 in 2002 (TCH$6.557 in 2001) corresponds to provisional monthly payments made in excess of income tax and training expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base.


The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$2.584.161 in 2002 (TCH$2.590.476 in 2001) and correspond to fiscal credits.

b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of September 30, 2002 in the amount of TCH$38.645.449 that break down as follows:


                                          2002
                                          TCH$
         Without a credit             (38.933.938)
         With a 15% credit                 288.489
                                  ------------------
         Total                        (38.645.449)
                                  ------------------

c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of September 30, 2002 and 2001 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association (except for differences already recorded according to Technical Bulletin No. 41).

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from the current rate of 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of September 30, 2002 and 2001, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Concept                                               2002                                              2001
                               --------------------------------------------------- -----------------------------------------------
                                    Deferred Asset          Deferred Liability         Deferred Asset        Deferred Liability
Temporary Differences           Short-Term    Long-Term   Short-Term   Long-Term   Short-Term   Long-Term  Short-Term  Long-Term
                                    TCH$         TCH$         TCH$        TCH$         TCH$        TCH$        TCH$       TCH$
Uncollectibles provision            224.923      372.381      -            -          203.371      402.334     -           -
Inventories                         872.888       -           -            -          955.870       -          -           -
Vacation provision                  166.754       -           -            -          175.826       -          -           -
Amortization of intangibles         -             -           -         5.697.372      -            -          -        6.042.225
Leasing assets                      -             -           -           658.768      -            -          -          728.249
Depreciation of fixed assets        -             -           -         7.092.046       6.941       -          -        3.365.020
Severance                           -             -           -           629.344      -            -          -          692.779
Revaluation of fixed assets         -             -           -         3.642.788      -            -          -        4.154.788
Obsolescence provision                6.153      121.224      -            -            7.807       74.306     -           -
Tax losses                          -          1.259.901      -         1.602.385      -         2.745.700     -           -
Other events                        204.884       -           -            -          621.510       -          -           -
                               ---------------------------------------------------------------------------------------------------
Sub-total                         1.475.602    1.753.506      -        19.322.703   1.971.325    3.222.340     -       14.983.061
                               ---------------------------------------------------------------------------------------------------
Net complementary accounts -      (919.144)       -           -       (5.643.787)  (1.523.575) (1.070.544)     -           -
net of amortization
Valuation provision                 -             -           -            -           -            -          -           -
                               ---------------------------------------------------------------------------------------------------
       Total                        556.458    1.753.506      -        13.678.916     447.750    2.151.796     -       14.983.061
                               ---------------------------------------------------------------------------------------------------


d) Neither the Parent Company nor its subsidiaries have made a provision for the recorded value of deferred tax assets and liabilities as of December 31, 1999, except for the severance indemnities provision of Embonor S.A. Deferred taxes began to be recorded beginning January 1, 2000.


e) The income tax account as of September 30, 2002 and 2001 and the effect on fiscal year income due to the recognition of deferred taxes and income tax are broken down as follows:

                                  ITEM                                      2002            2001
                                                                            TCH$            TCH$
Current tax expense (tax provision)                                         (817.250)      (928.940)
Adjustment of tax expenses (previous fiscal year)                            -                21.052
Effect of deferred tax assets and liabilities in the fiscal year          (7.405.165)    (7.831.913)
Effect of amortization of deferred asset and liability
  complementary accounts                                                    5.058.589      3.281.478
Other charges                                                                -              -
                                                                       ------------------------------
    Total                                                                 (3.163.826)    (5.458.323)
                                                                       ------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



10.  Other Current  Assets


Other current assets as of September 30, 2002 and 2001, as valued according to
Note 2(k), include the following:


                                                    2002             2001
                                                    TCH$             TCH$

Spare parts and supplies                          4.654.163        4.807.566
                                               -------------     ------------
Total other current assets                        4.654.163        4.807.566
                                               -------------     ------------


11.  Property, plant and equipment


a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles and plastic cases.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



b) Property, plant and equipment as of September 30, 2002 and 2001 are as follows:

                                                                  2002                                   2001
                                                     Gross Value       Accumulated           Gross Value     Accumulated
                                                                       Depreciation                          Depreciation
                                                        TCH$               TCH$                 TCH$             TCH$

Land:                                                   14.364.479         -                  13.808.420         -
Buildings and Infrastructure:
Buildings and Constructions                             48.551.971       11.042.770           45.953.930       9.588.317
Works underway                                             653.977         -                   1.424.054        -
                                                   ---------------------------------     --------------------------------
                                     Subtotal           49.205.948       11.042.770           47.377.984       9.588.317
                                                   ---------------------------------     --------------------------------

Machinery and Equipment:
Machines and Equipment                                 109.945.265       52.969.633          110.661.651      53.502.811
Transportation Equipment                                14.450.296       13.219.058           14.933.790      13.356.552
                                                                                         --------------------------------
                                                   ---------------------------------
                                     Subtotal          124.395.561       66.188.691          125.595.441      66.859.363
                                                   ---------------------------------     --------------------------------

Other fixed assets:
Office furniture and fixtures                           23.529.959       19.465.234           24.677.606      19.269.312
Advertising equipment                                   54.049.038       30.451.614           47.486.780      20.590.972
Bottles and cases                                       69.534.528       31.028.979           63.535.780      27.518.047
Other                                                    2.420.321          328.215            2.064.873         142.913
                                                   ---------------------------------     --------------------------------
                                     Subtotal          149.533.846       81.274.042          137.765.039      67.521.244
                                                   ---------------------------------     --------------------------------

Higher value resulting from                              1.829.233          381.513            1.809.430         334.886
technical reappraisal of
property, plant and equipment
                                                   ---------------------------------     --------------------------------
Total property, plant and
  equipment                                            339.329.067      158.887.016          326.356.314     144.303.810
                                                   ---------------------------------     --------------------------------

c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment pertains to the following:

       Net Value                                                      2002            2001
                                                                      TCH$            TCH$
       Land                                                         1.052.302       1.055.010
       Buildings and constructions                                    394.857         418.458
       Machinery and equipment                                            561           1.076
                                                                ------------------------------
         Total higher value of technical reappraisal                1.447.720       1.474.544
                                                                ------------------------------

d) The debit against income for fiscal year depreciation amounted to TCH$18.657.194 (TCH$18.987.569 in 2001). TCH$14.263.302 (TCH$14.515.872 in
     2001) of this amount is recorded in operating costs and TCH$4.393.892 (TCH$4.471.697 in 2001) in selling and administration expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



12.  Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:

a) As of September 30, 2002:

                                                                                    Fiscal               Propor-
                                                                                     year     Accrued    tional              Book
                             Country   Currency in   Number of           Issuer's   Profit    Profit     Equity Unrealizd   Value
                               Of      Which Invest.  Shares   Interest  Equity     (Loss)    (Loss)      Value  Earnings  of Invest
Taxpayer ID     Company      Origin    is Recorded                %      TCH$        TCH$      TCH$        TCH$    TCH$   -ment TCH$

96.705.990-0 Envases Central Chile        Pesos      3.123.745   33.00  2.541.792 (487.218) (160.782)    838.791     -       838.791
               S.A.
Foreign      Comptec S.A.    Colombia     Dollar       130.000   20.00  3.302.648   -        -           660.530     -       660.530
                                                                                            ----------------------------------------
                      Total                                                                 (160.782)  1.499.321     -     1.499.321
                                                                                            ----------------------------------------


b) As of September 30, 2001:

                                                                                    Fiscal               Propor-
                                                                                     year     Accrued    tional              Book
                             Country   Currency in   Number of           Issuer's   Profit    Profit     Equity Unrealizd    Value
                               Of      Which Invest.  Shares   Interest  Equity     (Loss)    (Loss)      Value  Earnings  of Invest
Taxpayer ID     Company      Origin    is Recorded                %      TCH$        TCH$      TCH$        TCH$    TCH$   -ment TCH$

96.705.990-0 Envases Central Chile        Pesos      3.123.745   33,00  3.160.739 (688.191) (227.103)  1.043.044    -     1.043.044
               S.A.
Foreign      Comptec S.A.    Colombia     Dollar       130.000   20,00  3.220.548 (458.863)  (91.773)    644.109    -       644.109
                                                                                            ----------------------------------------
                      Total                                                                 (318.876)  1.687.153    -     1.687.153
                                                                                            ----------------------------------------


13.  Goodwill and negative goodwill

A.   Goodwill:

Goodwill as of September 30, 2002 and 2001, amounting to TCH$296.795.701 and TCH$310.168.633, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$13.542.064 in 2002 and TCH$13.327.718 in 2001. Goodwill and the effect on income is broken down as follows:

                                                                            2002                       2001
                                                                --------------------------- -------------------------
Taxpayer ID                                                     Amortization    Goodwill    Amortization  Goodwill
                                                                in the period                  in the
                                                                                               period
                                                                    TCH$          TCH$          TCH$        TCH$
Foreign        Industrial Iquitos S.A.                                 86.694    1.890.261        75.730   1.902.927
96.891.720-K   Embonor S.A.                                         9.477.502  210.611.152     9.478.237 223.265.136
Foreign        Sociedad de Cartera del Pacifico S.R.L.              2.568.987   57.431.581     2.437.163  57.734.148
Foreign        Industrial Tisco y Cia. de Transporte Cural S.A.       104.751    2.074.166        99.376   2.100.236
Foreign        Merger of North-South Division on January 1,1998       424.624    8.459.910       402.836   8.562.923
Foreign        Inansa S.A.                                            879.506   16.328.631       834.376  16.603.263
                                                                -----------------------------------------------------
Total                                                              13.542.064  296.795.701    13.327.718 310.168.633
                                                                -----------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$8.244.542 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 12.75 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes S.A. control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$7.160.586 before amortization. The amortization period pending at the close of financial statements is 13.25 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$10.065.320, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 15.25 years.

Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The debit against fiscal year income amounted to TCH$879.506 in 2002 (TCH$834.376 in 2001).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of September 30, 2002, amounting to TCH$12.424.337 (TCH$12.566.086 in 2001), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$2.074.066 in 2002 (TCH$2.100.236 in 2001), and secondly to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$8.459.910 in 2002 (TCH$8.562.923 in 2001); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.890.261 in 2002 (TCH$1.902.927 in 2001).

The debit against fiscal year income amounted to TCH$616.069 (TCH$557.042 in 2001).

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of September 30, 2002, amounting to TCH$57.431.581 (TCH$57.734.148 in 2001), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The debit against fiscal year income was TCH$2.568.987 in 2002 (TCH$2.437.163 in 2001).

CHILE

(a)  Embonor S.A.

The goodwill as of September 30, 2002 amounting to TCH$210.611.152 (TCH$223.265.136 in 2001), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The debit against fiscal year income was TCH$9.477.502 in 2002 (TCH$9.478.237 in 2001).

(b)  Coca-Cola Embonor S.A.

The debit against fiscal year income amounted to TCH$0 in 2002 (TCH$20.900 in 2001). This debit corresponds to the amortization of its investment in Industrial Iquitos S.A. through the date of its sale. This subsidiary was sold on April 11, 2001 to its subsidiary Embotelladora Latinoamericana S.A..

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



B.   Negative goodwill:

The negative goodwill as of September 30, 2002, amounting to ThCH$908.920 (TCH$ 0 in 2001), corresponds to the unamortized balance generated in the acquisition of 13.424.542 shares of Embotelladora Latinoamericana S.A. that occurred in May 2002.

The credit against fiscal year income was ThCh$15.405 for this concept.

The Negative Goodwill and the effect on income is broken down as follows:

                                                                      2002                          2001
                                                        ------------------------------- ---------------------------
Taxpayer ID                                              Amortization      Goodwill      Amortization    Goodwill
                                                         in the period                   in the period
                                                             TCH$            TCH$            TCH$          TCH$
Foreign          Embotelladora Latinoamericana S.A.              15.405        908.920         -            -
                                                        -----------------------------------------------------------
Total                                                            15.405        908.920         -            -
                                                        -----------------------------------------------------------

14.  Intangibles

Intangibles held by the Company as of September 30, 2002 and 2001 are as follows:


                                          2002                                          2001
     Trademarks         Gross Value    Accumulated    Net value     Gross Value      Accumulated      Net value
                           TCH$       amortization                                  amortization
                                          TCH$           TCH$          TCH$             TCH$             TCH$

San Luis                 17.314.415     (4.698.074)   12.616.341      16.425.960      (3.629.628)      12.796.332
Kola Inglesa              6.863.927     (1.862.215)    5.001.712       6.511.719      (1.439.135)       5.072.584
Other                        38.423         (2.811)       35.612          44.879          (2.375)          42.504
                      --------------------------------------------------------------------------------------------
Total                    24.216.765     (6.563.100)   17.653.665      22.982.558      (5.071.138)      17.911.420
                      --------------------------------------------------------------------------------------------

As of September 30, 2002 and 2001, the trademarks are being amortized over a period of 20 years. The debit due to amortization in the fiscal year amounts to TCH$913.022 (TCH$866.172 in 2001).

15.  Other Assets:

Other assets, totaling TCH$6.599.659 as of September 30, 2002 (TCH$8.111.913 in
2001) corresponds to the following:

                                                            2002               2001
                                                            TCH$               TCH$
Deferred expenses in the U.S. bond issue                    1.903.548        2.561.906
Deferred expenses in Chilean bond issue                     3.415.165        4.041.287
Deferred expenses of syndicated UF credit facility            460.019          700.344
Other                                                         820.927          808.376
                                                       ---------------   --------------
Total                                                       6.599.659        8.111.913
                                                       ---------------   --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



16.  Short-term bank debt

Short-term bank debt was as follows as at September 30, 2002 and 2001:

 Taxpayer            Bank or
    ID              Financial
                   Institution                   TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                            Other foreign
                                             Dollar          currencies             UF          Non-adjustable  Total
                                         2002     2001      2002    2001      2002      2001     2002   2001     2002          2001
                                         TCH$     TCH$      TCH$    TCH$      TCH$      TCH$     TCH$   TCH$     TCH$          TCH$
            Short - term
Foreign    Banco Continental                 -      4.593    997      -        -          -       -      -           997       4.593
Foreign    Banco de Credito del Peru         -         36     -       -        -          -       -      -        -               36
Foreign    Interbank                         -        400     -       -        -          -       -      -        -              400
                                         -------------------------------------------------------------------------------------------

           Totals                            -      5.029    997      -        -          -       -      -           997       5.029
                                         -------------------------------------------------------------------------------------------
           Principal owed                    -      5.029    997      -        -          -       -      -           997       5.029
           Annual average interest rate      -     28.0%    9.0%      -        -          -       -      -      9.0%        28.0%
               Long - term
97008000-7 Chilean syndicated banks          -       -       -        -   17.891.419  6.972.404   -      -    17.891.419   6.972.404
Foreign    Banco de Credito del Peru      43.109   38.791    -        -        -          -       -      -        43.109      38.791
Foreign    Banco Santander del Peru       78.096     -       -        -        -          -       -      -        78.096      -
Foreign    Banco Weise Sudameris             -       -       -     35.065      -          -       -      -        -           35.065
                                         -------------------------------------------------------------------------------------------
           Totals                        121.205   38.791    -     35.065 17.891.419  6.972.404   -      -    18.012.624   7.046.260
                                         -------------------------------------------------------------------------------------------
           Principal owed                121.205   38.791    -     35.065 51.240.963  5.691.371   -      -    51.362.168   5.765.227
           Annual average interest rate    13.0%    13.0%    -      28.0%  TAB+1.4%    TAB+1.4%   -      -

           Percentage in foreign
             currency (%)                            0.67
           Percentage in domestic
             currency (%)                           99.33

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



17. Long-term bank debt:


Long-term bank debt as of September 30, 2002 and 2001 is broken down as follows:



                                                             Years to Maturity                      Closing Date of       Closing
                                                                                                     Actual Period        Date of
                                                                                                                          Previous
                                                                                                                          Period
Tax Ident.    Bank or            Currency    More than   More than    More      More      More     Total as    Annual     Total as
Number        Financial             Or       1 up to 2   2 up to 3    than 3    than 5    than 10   of 2002    Interest   of 2001
                                 Index of                            up to 5   up to 10                         Rate
                                Adjustment
              Institution                      TCH$        TCH$       TCH$      TCH$       TCH$      TCH$         %         TCH$

97008000-7    Chilean
              syndicated banks  U.F.        17.080.321  17.080.321     -          -         -    34.160.642   TAB+1.4%  51.719.553

Foreign       Banco de
              Credito del Peru  Dollar         249.577     184.060    15.598      -         -       449.235   13.00%        -
Foreign       Banco Santander   Dollar          95.478      32.378     -          -         -       127.856    7.00%        -
                                            ---------------------------------------------------------------------------------------
              Total                         17.425.376  17.296.759    15.598      -         -    34.737.733       -     51.719.553
                                            ---------------------------------------------------------------------------------------
              % in domestic
              currency                                                                               99.00%                100.00%
                                            ---------------------------------------------------------------------------------------
              % in foreign
              currency                                                                                1.00%                  0.00%
                                            ---------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



18.  Notes and Bonds payable

At the period end, long-term debt from the bonds to the order issued by the Parent company amounted to TCH$184.789.451 in 2002 (TCH$178.994.337 in 2001),
with accrued interest of TCH$1.188.682 in 2002 (TCH$1.301.345 in 2001), and is detailed below:



                                                                       Frequency                       Par Value        Placement
Listing No.   Series    Face amount   Bond  Interest  Maturity    Interest   Amortization                               in Chile
                         placed and   unit    rate                payment                                               or abroad
                        outstanding    of
                                     adjust                                                          2002        2001
                                      -ment                                                          TCH$        TCH$
Long-term bonds--short-term portion:
   New York   Unique    160.000.000    US$   9,875%  15-03-2006  Semiannual   At maturity         340.755      467.621  Foreign
     224      A1            645.000    UF    7,000%  01-08-2003  Semiannual   At maturity      10.739.360      133.761  Domestic
     224      A2          2.200.000    UF    7,000%  01-08-2003  Semiannual   At maturity      36.630.377      456.240  Domestic
     224      B1            155.000    UF    6,750%  01-02-2020  Semiannual   As from 2004         29.181       24.294  Domestic
     224      B2          1.400.000    UF    6,750%  01-02-2020  Semiannual   As from 2004        263.570      219.429  Domestic
                                                                                            --------------------------
Total short-term portion                                                                       48.003.243    1.301.345
                                                                                            --------------------------

Long-term Bonds:
   New York   Unique    160.000.000    US$   9,875%  15-03-2006  Semiannual   At maturity     112.387.318  106.618.521  Foreign
     224      A1            645.000    UF    7,000%  01-08-2003  Semiannual   At maturity         -         10.609.636  Domestic
     224      A2          2.200.000    UF    7,000%  01-08-2003  Semiannual   At maturity         -         36.187.908  Domestic
     224      B1            155.000    UF    6,750%  01-02-2020  Semiannual   As from 2004      2.550.530    2.549.603  Domestic
     224      B2          1.400.000    UF    6,750%  01-02-2020  Semiannual   As from 2004     23.037.042   23.028.669  Domestic
                                                                                            --------------------------
Total- Long-term portion:                                                                     137.974.890  178.994.337
                                                                                            --------------------------


19.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at September 30, 2002 and 2001:


a)   Current liabilities

                                                   2002                  2001
                                                   TCH$                  TCH$
Provision for invoices to be received and
  other payments                                    1.845.013          1.831.502
Provision for fiscal year expenses                  1.144.358          1.005.303
Provision for bonuses                               1.637.558          1.895.456
Vacation provision                                  2.112.404          2.414.337
Severance indemnities provision                       615.333           509.609
Other                                                 284.052             81.612
                                              ----------------     --------------
         Total                                      7.638.718          7.737.819
                                              ----------------     --------------

b)   Long-term liabilities

                                                   2002                  2001
                                                   TCH$                  TCH$
Severance indemnities provision                    1.909.887          1.684.912
                                             ----------------     --------------
         Total                                     1.909.887          1.684.912
                                             ----------------     --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



20.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:


                                                   2002                  2001
                                                   TCH$                  TCH$
Bottle and case deposits in guarantee              5.813.276          5.538.094
Leasing                                            1.856.073          2.109.300
Others                                             1.022.108            636.093
                                             ----------------     --------------
         Total                                     8.691.457          8.283.487
                                             ----------------     --------------


21.  Minority Interest

As of September 30, 2002 the effect of minority interest on liabilities and income is as follows:


  Taxpayer ID             Company                Minority       Company    Fiscal Year      Passive     Profit (loss)
                                                 Interest       Equity    Profit (loss)     Minority    for Minority
                                                                                            Interest      Interest
                                                    %            TCH$          TCH$           TCH$           TCH$

96.517.310-7     Embotelladora Iquique S.A.       0,10000      11.408.081       305.882         11.408         (306)
96.891.720-K     Embonor S.A.                     0,06675     199.046.185     3.995.899        132.855       (2.667)
Foreign          Elsa S.A.                       26,39689     114.648.792     3.242.425     30.263.713     (855.904)
Foreign          Socap SRL                       20,65809     121.961.403   (2.111.143)     25.194.892       436.122
Foreign          Industrial Iquitos S.A.         23,88900     (1.121.766)        24.575      (267.979)       (5.871)
Foreign          Inansa S.A.                      0,00013      59.196.400       562.801             75           (1)
Foreign          Embol S.A.                       0,00010      50.866.761       944.140             48           (1)
96.972.720-K     Embonor Holdings S.A.            0,00000     230.404.132     (810.467)              1         -
                                                                                          --------------------------
         Total                                                                              55.335.013     (428.628)
                                                                                          --------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



22.      Changes in equity:


The following were the changes in equity accounts from January 1 to September 30, 2002 and 2001, in currency as of each date:

----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ -------------
         Concept                Paid-In   Reserve for  Premium on     Other   Accumulated  Fiscal year      Total
                                Capital   revaluation  the sale of  reserves    Results       profit
                                               of       treasury                              (loss)
                                          shareholder     stock
                                             equity
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
                                  TCH$        TCH$         TCH$       TCH$         TCH$        TCH$          TCH$
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Balances at 01.01.2001        210.528.576      -        19.647.862    970.039   11.707.793 (12.987.987)  229.866.283
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Profit distribution                -           -            -           -     (12.987.987)   12.987.987      -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ -------------
Final dividend paid                -           -            -           -           -           -            -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Capital decrease                   -           -            -           -           -           -            -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Revaluation of shareholders'                4.631.629
 equity                            -                       432.253      -         (28.163)      -          5.035.719
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Interim dividend paid              -           -            -           -           -           -            -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Cumulative adjustment for                      -
 exchange differential             -                        -       6.882.880       -           -         6.882.880
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Fiscal year profit (loss)          -           -            -           -           -       (6.262.976)  (6.262.976)
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Balances at 09.30.2001        210.528.576   4.631.629   20.080.115  7.852.919  (1.308.357)  (6.262.976)  235.521.906
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Balances at 09.30.2001
adjusted by 2.2%              215.160.205   4.733.525   20.521.878  8.025.683  (1.337.141)  (6.400.761)  240.703.389
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Balances at 01.01.2002        217.054.962      -        20.256.945  4.308.479  (1.319.879)  (8.449.445)  231.851.062
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Income distribution                -           -            -          -       (8.449.445)    8.449.445      -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Capital decrease                   -           -            -           -           -           -            -
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Revaluation of shareholders'                2.821.715
 equity                            -                       263.341     -         (127.001)      -          2.958.055
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Cumulative adjustment for
 exchange differential             -           -            -       5.383.989        -          -          5.383.989
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Fiscal year profit (loss)          -           -            -           -           -      (10.022.914)  (10.22.914)
----------------------------- ----------- ----------- ------------ ---------- ------------ ------------ ------------
Balances at 09.30.2002        217.054.962   2.821.715   20.520.286  9.692.468  (9.896.325) (10.022.914)  230.170.192
============================= =========== =========== ============ ========== ============ ============ ============

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $424.89 each. The Company's shares have no par value.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



a)   Number of shares

                     No. of        No. of paid-in     No. of voting
     Series        subscribed          shares             shares
                     shares
       A             244.420.704        244.420.704      244.420.704
       B             266.432.526        266.432.526      266.432.526
                -----------------------------------------------------
     Total           510.853.230        510.853.230      510.853.230
                -----------------------------------------------------

b)   Capital

     Series     Subscribed capital      Paid-in capital
                        TCH$                    TCH$
       A             105.922.821            105.922.821
       B             111.132.141            111.132.141
                ---------------------------------------
     Total           217.054.962            217.054.962
                ---------------------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of September 30, 2002:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$119.796.800 (US$160.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                    Amount
                                                 US$

Embotelladoras Bolivianas Unidas S.A.         10.000.000
Embotelladora Latinoamericana S.A.           150.000.000
                                            ------------
                           Total             160.000.000
                                            ------------

2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

    ITEMIZATION                       Embonor Holdings   Inansa S.A.      Socap S.R.L.         TOTAL
                                            TCH$             TCH$             TCH$              TCH$
    2001 Balances                        14.087.878        4.195.269      (13.974.668)        4.308.479
    Liability hedging                        -             (871.383)      (13.036.402)     (13.907.785)
    Proportional equity value per        19.291.774           -                 -            19.291.774
    Technical Bulletin No. 64
                                      ------------------------------------------------------------------
    TOTALS                               33.379.652        3.323.886      (27.011.070)        9.692.468
                                      ------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



e)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

           Type of Shareholder                Equity Interest (%)               Number of Shareholders
                                            2002            2001                2002               2001
 Interest of 10% or more                    70.82           70.81               02                 02
  Interest of less than 10% with an
  investment greater than or equal to       28.77           29.00               85                 169
  UF 200
  Interest of less than 10% with an          0.41            0.19               339                266
  investment of less than UF 200
                                        ----------------------------------------------------------------------
  Total                                      100             100                426                437
                                        ----------------------------------------------------------------------
  Company controller                        25.32           25.32               01                 01

f)   Dividends


The Company has not distributed dividends to its shareholders during the 2002 and 2001 fiscal years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



23.  Other Non-Operating Income and Disbursements:

As of September 30, 2002 and 2001 the details are as follows:


a)   Other non-operating income:                  2002           2001
                                                  TCH$           TCH$
Profit on asset sales                             150.585        141.935
Profit on sale of other products                  480.498        744.532
Reversal restructuring provision (1)               -           2.400.009
Profit on the sale of broken glass                 62.109         57.011
Conversion adjustments                          1.233.930      3.885.037
Other miscellaneous income                        852.083        326.962
                                            --------------  -------------
         Total                                  2.779.205      7.555.486
                                            --------------  -------------


b)   Other non-operating disbursements:           2002           2001
                                                  TCH$           TCH$
Miscellaneous expenses and fees                   294.660       286.417
Loss on asset sales                               145.902       205.735
Bottles and cases write-off                       235.921       301.960
Amortization of prepaid expenses                1.378.549     1.348.325
Amortization of intangibles                       913.022       866.172
Amortization expenses investment sales             -            456.127
Payment of patent                                 114.208        -
Other miscellaneous disbursements               1.532.182     1.286.743
                                            --------------  ------------
       Total                                    4.614.444     4.751.479
                                            --------------  ------------


(1) As of December 31, 2000, a provision was recorded in the accounts of Embonor S.A. for the adjustment of its administrative structure as well as changes to the computer systems and other items in order to adapt it to its new reality and to the requirements of information from The Coca-Cola Company. Within the provisioned items, the most important amount referred to the implementation of the SAP computer information and management system, at a cost to the Company fluctuating from ThUS$3.500 to ThUS$
     4.000. As a result of the world recession that was predicted and considering that the growth of the bottling companies was lower than projected, the application of SAP in the short term was postponed and it was decided to reverse the restructuring provision in order to credit other non-operating income in the amount of TCH$2.400.009 as of September 30, 2001.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



24.  Price-level Restatement

Application of price-level restatement as described in Note 2e) caused a net debit of TCH$582.273 against income in 2002 (a net debit of TCH$3.649.861 in 2001), as follows:

Assets - (debits) and credits               Adjustment Index             2002               2001
                                                                         TCH$               TCH$
Inventories                                        CPI                     20.227             5.347
Property, plant and equipment                      CPI                  1.998.199         1.483.750
Investment in related companies                    CPI                     20.906            41.204
Other non-monetary assets                          CPI                  4.753.072         6.114.122
Expense and cost accounts                          CPI                    611.413           971.921
                                                                  ----------------------------------
  Total                                                                 7.403.817         8.616.344
                                                                  ----------------------------------


Liabilities and equity - (debits) and       Adjustment Index             2002               2001
credits                                                                  TCH$               TCH$
Equity                                             CPI                (2.958.055)       (5.146.505)
Bank debt                                           UF                  (610.714)       (1.163.420)
Bonds                                              U.F.               (1.900.857)       (3.239.810)
Other non-monetary liabilities                   CPI-U.F.             (1.793.178)       (1.566.952)
Income accounts                                    CPI                  (723.286)       (1.149.518)
                                                                  ----------------------------------
   Total                                                              (7.986.090)      (12.266.205)
                                                                  ----------------------------------
Profit (loss) due to price-level restatement                            (582.273)       (3.649.861)
                                                                  ----------------------------------


25.  Exchange Differential

The application of price-level restatement as described in Note 2e) and f) caused a net credit of TCH$726.339 in 2002 for the exchange differential (a net credit of TCH$2.033.213 in 2001), as follows:


Line                                         Currency                  Amount
                                                                2002             2001
                                                                TCH$             TCH$
Accounts and documents receivable             Dollar             728.571        1.293.844
Inventory                                     Dollar             604.409          801.856
Other non-monetary assets                     Dollar           2.818.091        6.179.571
                                                           --------------------------------
Total (Debits) Credits                                         4.151.071        8.275.271
                                                           --------------------------------
Bonds                                         Dollar           (300.044)         -
Documents and accounts payable                Dollar         (2.292.454)      (2.819.442)
Other non-monetary liabilities                Dollar           (832.234)      (3.422.616)
                                                           --------------------------------
Total (Debits) Credits                                       (3.424.732)      (6.242.058)
                                                           --------------------------------
Profit (loss) on exchange differential                           726.339        2.033.213
                                                           --------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



26.  Extraordinary Items

As of September 30, 2002, the subsidiary Embonor S.A. accounted for TCH$1.171.600 (TCH$2.712.069 in 2001) as tax refund due to tax losses, from the Internal Revenue Service.


27.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2002           Deferred Expenses     Increase      Amortization      Balance
                      TCH$             TCH$            TCH$            TCH$
U.S. Bonds          3.088.017           -             (530.125)     2.557.892
Chile Bonds         4.713.446           -             (581.163)     4.132.283
               ---------------------------------------------------------------
   Total            7.801.463           -           (1.111.288)     6.690.175
               ---------------------------------------------------------------

2001           Deferred Expenses     Increase       Amortization     Balance
                      TCH$             TCH$            TCH$            TCH$
U.S. Bonds          3.812.482           -             (547.468)     3.265.014
Chile Bonds         4.737.127         615.417         (543.936)     4.808.608
               ---------------------------------------------------------------
   Total            8.549.609         615.417       (1.091.404)     8.073.622
               ---------------------------------------------------------------


28.  Cash flow  statement

(a) Composition of cash and cash equivalent: As of September 30, 2002 and 2001, the Company has considered the following items as cash and cash equivalent:

                                             2002             2001
                                             TCH$             TCH$
        Cash and Bank balances            3.613.715        4.273.151
        Time Deposits                     6.543.601        4.096.097
        Marketable securities            11.512.897        3.932.954
                                       -------------------------------
        Total                            21.670.213       12.302.202
                                       -------------------------------

(b)  Investment activities relating to future cash flows are as follows:

                                                     Amount        Remaining
                                                      TCH$           Months
        Incorporation of assets in leasing         2.154.210           107
                                               ------------------------------
        Total                                      2.154.210           107
                                               ------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



(c)  Other income received breaks down as follows:

                                                        2002           2001
                                                        TCH$           TCH$
     Net collection of guarantee deposits                 216.329     1.176.399
     Sale of broken glass and others not in use            76.537       148.883
     Share in advertising                               1.764.641     2.258.188
     Recovery of other income                             280.399       -
     Sale of promotional articles                         587.691       605.767
     Miscellaneous services (processing)                  468.746       257.931
     Sale of investments                                   73.325       432.662
     Sales of assets and other products                   415.387     1.099.833
     Other                                                531.227       408.800
                                                     ---------------------------
     Total                                              4.414.282     6.388.463
                                                     ---------------------------

(d)  Other paid-in expenses as follows:

                                                        2002           2001
                                                        TCH$           TCH$
     Repurchase of bottles and cases                       -            775.950
     Investors commissions                                 -            615.417
     Remuneration of Board of Directors                   236.504       255.217
     Tax previous years                                   136.484       230.445
     Previous years expenses                              260.785       -
     Central administration expenses                      407.336       355.417
     Other miscellaneous                                  609.510       511.292
                                                     ---------------------------
     Total                                              1.650.619     2.743.738
                                                     ---------------------------

(e) Other funding disbursements as follows:

                                                          2002          2001
                                                          TCH$          TCH$
     Dividends                                              -          295.063
     Return of received guarantees                        183.333       -
     Other disbursements                                  236.052       30.277
                                                     ---------------------------
     Total                                                419.385      325.340
                                                     ---------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



29.  Derivative Agreements:

On June 20, 2002, the Company signed an interest rate swap agreement with a foreign bank with a notional principal amount of US$ 160,000,000 to hedge the interest rate of the 144-A bonds issued on the U.S. market.

On August 7, 2002, the Subsidiary, Embotelladora Latinoamericana S.A., entered into a forward contract to hedge cash flow risk involved in the payment of foreign currency denominated raw materials and supplies.

The details are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                     Description of the contracts                  Value of            Accounts that affects
----------------------------------------------------------------------------------    the   ----------------------------------------
 Type of    Type of  Value of   Expiration Specific  Position   Transaction        guarantee   Assets/Liabilities  Effect on results
derivative agreement agreement     date      Item      buys      protected         protected     Name    Amount     Fact   Not Fact
                                                       sale    Name      Amount
-----------------------------------------------------------------------------------------------------------------------------------
                        US$                                               TCH$       TCH$                 TCH$      TCH$      TCH$
-----------------------------------------------------------------------------------------------------------------------------------
    S        CCPE    160.000.000     I       USD-       B      U.S.   109.604.800 119.604.800 Notes and    -         -      594.880
                                  quarter   LIBOR-            Bonds                           Bonds
                                    2006     BBA                                              payable
-----------------------------------------------------------------------------------------------------------------------------------
                                     II                        USD
   FR        CCPE    24.000.000   quarter    USD        B    Accounts  16.793.259  16.793.259 Accounts     -       30.921   128.039
                                    2003                     payable                          payable
-----------------------------------------------------------------------------------------------------------------------------------


30.  Contingencies and commitments

As of September 30, 2002 and 2001, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 c).

(a)  Direct commitments

As of September 30, 2002 and 2001, there were no direct commitments.

(b)  Indirect commitments:

As of September 30, 2002 and 2001, there were no indirect commitments.

(c)  Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



The principal processes in relation to these matters are:

i) The tax authorities have required that ELSA pay a General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks acquired in March 1997 by Porvent S.A. According to Peruvian tax laws, intangible assets are assessable by the IGV only if they are contained on tangible objects and, in the case of imports, if the seller is a Peruvian entity.

The Management of the Company and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines set by the tax authorities total approximately TCH$ 11.170.827. If the Company must pay the IGV, it could be used as a credit against future payments of that tax. As of May 31, 2002, Embotelladora Latinoamericana S.A. invoked the Law for Reactivation through Exoneration of Tax Debt (RESIT) with regard to the fines. This invocation was formalized on July 12, 2002.

ii) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996 based on a resolution issued by the Constitutional Court of Peru in October 1996 in favor of two other entities, which provided that the IMR did not apply to those companies because they had tax losses during that period. The tax totaled TCH$1.118.694 as of September 30, 2002.

The Company has filed legal actions to prevent any attempt by the tax authorities to demand that tax. In the opinion of the Company's Management and its legal counsel, those actions will be adjudged in favor of the Company.

iii) The tax authorities have made comments to the fiscal credit used in the period from April 1997 to March 1998. Those comments relate to the write-off of returnable plastic and glass bottles that was made, in their opinion, before two years had passed since the date of acquisition. According to governing law, the General Sales Tax used as a fiscal credit that is assessed on purchases of those bottles must be reimbursed if the related assets have been sold or written-off before two years have passed since the date of their acquisition.

The amount claimed by the tax authorities in relation to this period of audit totals approximately TCH$ 2.003.479. There would also be an unquantified contingent liability related to this matter for the years open to fiscal audit (1997 to 2001). As to fines, the subsidiary invoked the Law for Reactivation through Exoneration of Tax Debt (RESIT) as of May 31, 2002. That invocation was formalized on July 12, 2002.

ELSA is at this time gathering supporting documentation to show that the bottles written-off related to purchases made more than two years earlier. In the opinion of Management and its legal counsel, the resolution of this issue will not be of significant expense to the Company.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



iv) The tax authorities have audited the 1999 period. That work was done between October 18, 2000 and March 20, 2001. As a result of this audit, it noted 737 voided invoices, not exhibited to the tax auditors, for which ISC (Selective Excise Tax) and the IGV (General Sales Tax) were due. The Company invoked the Law for Reactivation through the Exoneration of Tax Debt (RESIT) effective May 31, 2002, in regard to these taxes and paid the sum of TCH$ 136.684.

d)   Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/financial expense ratio in consolidated quarterly financial statements must be no less than 2.1 as of December 31, 2000, 2.2 through March 30, 2001 and 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 3.460.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/financial expense ratio as measured in consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(iii) Equity must be no less than UF 14.233.000 at December 31 each year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



31.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of September 30, 2002 and 2001.

32.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of September 30, 2002 and 2001, are summarized as follows:

a)   Assets:

     ----------------------------------------------------------------------------------------------------
                           Line                     Currency                Amount             Amount
     ====================================================================================================
                                                                             2002               2001
     ----------------------------------------------------------------------------------------------------
                                                                             TCH$               TCH$
                                              -----------------------------------------------------------
     Cash                                     Non-adjustable pesos         2.599.442          2.374.989
                                              -----------------------------------------------------------
                                              Dollars                        206.468            205.541
                                              -----------------------------------------------------------
                                              Bolivianos                      41.177            759.813
                                              -----------------------------------------------------------
                                              New Soles                      766.028            932.808
     ----------------------------------------------------------------------------------------------------
     Time deposits                            Dollars                      5.506.272          3.920.332
                                              -----------------------------------------------------------
                                              Non-adjustable pesos         -                  -
                                              -----------------------------------------------------------
                                              New Soles                    1.037.329            175.765
     ----------------------------------------------------------------------------------------------------
     Marketable securities                    Non-adjustable pesos         1.864.758          3.932.954
                                              -----------------------------------------------------------
                                              Dollars                      9.648.139          -
     ----------------------------------------------------------------------------------------------------
     Sales receivables                        Non-adjustable pesos         6.217.837          5.368.656
                                              -----------------------------------------------------------
                                              Dollars                         44.064             85.850
                                              -----------------------------------------------------------
                                              Bolivianos                   1.191.250            910.271
                                              -----------------------------------------------------------
                                              New Soles                    3.147.413          3.131.627
     ----------------------------------------------------------------------------------------------------
     Documents receivable                     Non-adjustable pesos         4.336.990          5.035.805
                                              -----------------------------------------------------------
                                              Dollars                          8.671              5.710
                                              -----------------------------------------------------------
                                              Bolivianos                     384.607            457.313
                                              -----------------------------------------------------------
                                              New Soles                      130.596            171.211
     ----------------------------------------------------------------------------------------------------
     Sundry receivables                       Non-adjustable pesos         1.108.472            848.403
                                              -----------------------------------------------------------
                                              Dollars                        472.551            220.101
                                              -----------------------------------------------------------
                                              Bolivianos                      58.912            917.462
                                              -----------------------------------------------------------
                                              New Soles                      986.621            763.857
     ----------------------------------------------------------------------------------------------------


                                       43

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



     ----------------------------------------------------------------------------------------------------
                           Line                     Currency                Amount             Amount
     ----------------------------------------------------------------------------------------------------
                                                                             2002               2001
     ----------------------------------------------------------------------------------------------------
                                                                             TCH$               TCH$
                                              -----------------------------------------------------------
     Accounts and documents related companies Adjustable pesos             -                    239.495
                                              -----------------------------------------------------------
                                              Non-adjustable pesos           191.721            104.027
                                              -----------------------------------------------------------
                                              Dollars                        827.967            391.153
                                              -----------------------------------------------------------
                                              New Soles                    -                  -
     ----------------------------------------------------------------------------------------------------
     Inventories                              Non-adjustable pesos         3.260.511          3.160.742
                                              -----------------------------------------------------------
                                              Dollars                      4.743.474          4.279.498
                                              -----------------------------------------------------------
                                              Bolivianos                   1.367.822          1.383.033
                                              -----------------------------------------------------------
                                              New Soles                    1.642.264          3.076.048
     ----------------------------------------------------------------------------------------------------
     Recoverable taxes                        Non-adjustable pesos         4.782.540          9.058.925
                                              -----------------------------------------------------------
                                              New Soles                    2.584.161          2.590.476
                                              -----------------------------------------------------------
                                              Bolivianos                   -                  -
     ----------------------------------------------------------------------------------------------------
     Prepaid expenses                         Non-adjustable pesos         2.592.777          2.647.840
                                              Dollars                      3.886.353          3.587.865
                                              -----------------------------------------------------------
                                              Bolivianos                   1.741.808            151.817
                                              -----------------------------------------------------------
                                              New Soles                      540.051          1.042.505
     ----------------------------------------------------------------------------------------------------
     Deferred taxes                           Non-adjustable pesos           556.458            447.750
     ----------------------------------------------------------------------------------------------------
     Other current assets                     Non-adjustable pesos           940.873          1.051.153
                                              -----------------------------------------------------------
                                              Dollars                      1.437.859          2.105.644
                                              -----------------------------------------------------------
                                              New Soles                    2.275.431          1.650.769
                                              -----------------------------------------------------------
                                              Bolivianos                   -                  -
     ----------------------------------------------------------------------------------------------------
     Total current assets                                                 73.130.267         67.187.208
     ----------------------------------------------------------------------------------------------------
     Land                                     Non-adjustable pesos         3.600.859          3.598.178
                                              -----------------------------------------------------------
                                              Dollars                      3.032.961          2.875.231
                                              -----------------------------------------------------------
                                              New Soles                    7.730.659          7.335.011
     ----------------------------------------------------------------------------------------------------
     Buildings and Infrastructure             Non-adjustable pesos        24.261.649         24.016.222
                                              -----------------------------------------------------------
                                              Dollars                      5.210.956          4.943.250
                                              -----------------------------------------------------------
                                              New Soles                   19.733.343         18.418.512
     ----------------------------------------------------------------------------------------------------
     Machinery and equipment                  Non-adjustable pesos        37.960.438         36.660.370
                                              -----------------------------------------------------------
                                              Dollars                     28.077.395         26.453.950
                                              -----------------------------------------------------------
                                              New Soles                   58.357.728         62.481.121
     ----------------------------------------------------------------------------------------------------
     Other fixed assets                       Non-adjustable              53.599.654         52.020.668
                                              pesos
                                              -----------------------------------------------------------
                                              Dollars                     29.794.905         26.901.427
                                              -----------------------------------------------------------
                                              New Soles                   66.139.287         58.842.944
     ----------------------------------------------------------------------------------------------------
     Higher value in technical reappraisal    Non-adjustable pesos         1.829.233          1.809.430
     of property, plant and equipment
     ----------------------------------------------------------------------------------------------------
     Accumulated Depreciation                 Non-adjustable pesos      (56.926.775)       (50.913.589)
                                              -----------------------------------------------------------
                                              Dollars                   (19.007.737)       (15.292.631)
                                              -----------------------------------------------------------
                                              New Soles                 (82.952.504)       (78.097.590)
     ----------------------------------------------------------------------------------------------------
     Total  property, plant and equipment                                180.442.051        182.052.504
     ----------------------------------------------------------------------------------------------------


                                       44

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



     ----------------------------------------------------------------------------------------------------
                           Line                     Currency                Amount             Amount
     ----------------------------------------------------------------------------------------------------
                                                                             2002               2001
     ----------------------------------------------------------------------------------------------------
                                                                             TCH$               TCH$
                                              -----------------------------------------------------------
     Investment in related companies          Non-adjustable pesos           838.791          1.043.044
                                              -----------------------------------------------------------
                                              Dollars                        660.530            644.109
     ----------------------------------------------------------------------------------------------------
     Investment in other companies            Non-adjustable pesos               962             33.330
                                              -----------------------------------------------------------
                                              Dollars                         82.449             79.044
                                              -----------------------------------------------------------
                                              New Soles                       42.277             40.068
     ----------------------------------------------------------------------------------------------------
     Goodwill                                 Non-adjustable pesos       210.611.152        223.265.136
                                              -----------------------------------------------------------
                                              Dollars                     73.760.212         16.603.263
                                              -----------------------------------------------------------
                                              New Soles                   12.424.337         70.300.234
     ----------------------------------------------------------------------------------------------------
     Long-term receivables                    Dollars                         43.789            268.202
                                              -----------------------------------------------------------
                                              New Soles                      218.132          -
     ----------------------------------------------------------------------------------------------------
     Intangibles                              Non-adjustable pesos            19.222             19.273
                                              -----------------------------------------------------------
                                              Dollars                      -                  -
                                              -----------------------------------------------------------
                                              New Soles                   24.197.543         22.963.285
     ----------------------------------------------------------------------------------------------------
     Amortization                             Non-adjustable pesos           (2.811)            (2.375)
                                              -----------------------------------------------------------
                                              Dollars                      -                  -
                                              -----------------------------------------------------------
                                              New Soles                  (6.560.289)        (5.068.763)
     ----------------------------------------------------------------------------------------------------
     Other                                    Non-adjustable pesos         6.599.659          7.629.010
                                              -----------------------------------------------------------
                                              Dollars                      -                    482.903
     ----------------------------------------------------------------------------------------------------
     Negative goodwill                        Dollars                      (908.920)          -
     ----------------------------------------------------------------------------------------------------
     Total other assets                                                  322.027.035        338.299.763
     ----------------------------------------------------------------------------------------------------
     Total assets
     ----------------------------------------------------------------------------------------------------
                                              Adjustable pesos             -                    239.495
     ----------------------------------------------------------------------------------------------------
                                              Non-adjustable pesos       310.844.412        333.209.941
     ----------------------------------------------------------------------------------------------------
                                              Dollars                    147.528.358         78.760.442
     ----------------------------------------------------------------------------------------------------
                                              New Soles                  112.440.407        170.749.888
     ----------------------------------------------------------------------------------------------------
                                              Bolivianos                   4.786.176          4.579.709
     ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



b)   Liabilities:

------------------------------------------------------------------------------------------------------------------------------------
     Line          Currency                             Out to 90 days                                     From 90 days to 1 year
                                   -------------------------------------------------------------------------------------------------
                                             2002                    2001                   2002                    2001
                                   -------------------------------------------------------------------------------------------------
                                     Amount      Annual       Amount      Annual     Amount      Annual      Amount       Annual
                                       TCH$     average        TCH$      average      TCH$      average       TCH$       average
                                                interest                 interest               interest                 interest
                                                  rate                     rate                   rate                     rate
------------------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Short-term      Adjustable           -              -          -             -             -        -           -            -
bank debt       pesos
                --------------------------------------------------------------------------------------------------------------------
                New Soles                 997     9.00%          5.029    9.0%             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Dollars              -              -          -             -             -        -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank  Adjustable pesos     -              -        1.281.033   TAB+1.4% 17.891.419    TAB+1.4%   5.691.371    TAB+1.4%
debt -
short-term
portion
                --------------------------------------------------------------------------------------------------------------------
                New Soles            -              -          -             -             -        -         35.065         -
                --------------------------------------------------------------------------------------------------------------------
                Dollars                10.505    13.00%        -             -       110.700     13.00%       38.791         -
------------------------------------------------------------------------------------------------------------------------------------
Bonds -         Adjustable pesos     -              -          -             -    47.662.488      7.00%      833.724      7.00%
short-term
portion
                --------------------------------------------------------------------------------------------------------------------
                Dollars               340.755    9.875%        -             -             -        -        467.621     9.875%
------------------------------------------------------------------------------------------------------------------------------------
Accounts        Dollars             4.433.188       -        4.075.552       -             -        -           -            -
payable
                --------------------------------------------------------------------------------------------------------------------
                New Soles             145.196       -          -             -             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Non-adjustable $    4.616.651       -        4.981.239       -             -        -        213.823         -
                --------------------------------------------------------------------------------------------------------------------
                Bolivianos          2.224.288       -        1.561.828       -             -        -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Documents       Dollars             1.067.123       -        1.095.371       -             -        -        354.437         -
payable
                --------------------------------------------------------------------------------------------------------------------
                New Soles             141.569       -          129.765       -             -        -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Sundry payables Non-adjustable $    1.072.289       -        2.104.693       -             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Dollars              -              -        1.066.465       -             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                New Soles             730.695       -          -             -             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Bolivianos           -              -          120.042       -             -        -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Intercompany    Non-adjustable $    1.470.706       -        1.604.849       -             -        -        880.422         -
documents and
accounts
payable
                --------------------------------------------------------------------------------------------------------------------
                Dollars             1.080.040       -        1.242.403       -             -        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                New Soles            -              -          -             -             -        -           -            -
------------------------------------------------------------------------------------------------------------------------------------


                                       46

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



------------------------------------------------------------------------------------------------------------------------------------
     Line          Currency                             Out to 90 days                                     From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------------------
                                             2002                    2001                   2002                    2001
------------------------------------------------------------------------------------------------------------------------------------
                                     Amount      Annual       Amount      Annual     Amount      Annual      Amount       Annual
                                       TCH$     average        TCH$      average      TCH$      average       TCH$       average
                                                interest                 interest               interest                 interest
                                                  rate                     rate                   rate                     rate
------------------------------------------------------------------------------------------------------------------------------------
  CURRENT
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Provisions      Adjustable $         -              -          -             -          -           -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Non-adjustable $    1.129.401       -        1.544.081       -     1.516.768        -      1.566.490         -
                --------------------------------------------------------------------------------------------------------------------
                New Soles             733.637       -        3.397.037       -          -           -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Bolivianos          3.703.614       -        1.230.211       -       537.066        -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Dollars                18.232       -          -             -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Withholdings    Non-adjustable $    1.664.988       -        1.738.281       -          -           -           -            -
                --------------------------------------------------------------------------------------------------------------------
                New Soles           1.536.138       -        1.127.730       -          -           -           -            -
                --------------------------------------------------------------------------------------------------------------------
                Bolivianos            934.645       -          888.129       -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Long-term       Dollars              -              -          -             -          -           -           -            -
liabilities -
short-term
portion

                --------------------------------------------------------------------------------------------------------------------
                New Soles            -              -          -             -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Other current   Non-adjustable $     -              -           58.591       -          -           -            175.776     -
liabilities
------------------------------------------------------------------------------------------------------------------------------------
Total current   Non-adjustable $   10.035.708       -       11.973.142       -     1.516.768        -          2.660.735     -
liabilitie s
                --------------------------------------------------------------------------------------------------------------------
                Adjustable $         -              -        1.339.624       -    65.553.907        -          6.700.872     -
                --------------------------------------------------------------------------------------------------------------------
                Dollars             6.949.843       -        6.413.327       -       110.700        -            860.849     -
                --------------------------------------------------------------------------------------------------------------------
                New Soles           8.337.301       -        7.287.853       -          -           -             35.065     -
                --------------------------------------------------------------------------------------------------------------------
                Bolivianos          1.813.478       -        2.238.382       -       537.066        -           -            -
------------------------------------------------------------------------------------------------------------------------------------


                                       47

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



As of September 30, 2002:

------------------------------------------------------------------------------------------------------------------------------------
     Line             Currency              1 to 3 years              3 to 5 years           5 to 10 years        More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
                                         Amount       Annual       Amount     Annual      Amount     Annual       Amount     Annual
                                          TCH$       average        TCH$     average       TCH$     average        TCH$     average
                                                     interest                interest               interest                interest
                                                       rate                   rate                   rate                   rate
------------------------------------------------------------------------------------------------------------------------------------
  LONG-TERM
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Bank debt          Adjustable $        34.160.642    TAB+1.4%        -           -          -           -          -             -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                529.114     13.00%         47.977    13.00%       -           -          -             -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $           -               -          -           -          -           -      25.587.572     6,75%
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                -               -     112.387.318    9.875%       -           -          -             -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $       740.077         -          53.026      -         71.401       -          61.769        -
provisions
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles              -               -          -           -          -           -          -             -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos             -               -         983.614      -          -           -          -             -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $       360.766         -         243.077      -        122.023       -         490.018        -
deferred tax
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           10.709.526         -          -           -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Adjustable $           618.691         -         412.460      -        824.742       -           -            -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $       417.565         -           5.463      -        784.600       -       2.730.070        -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                -               -          -           -          -           -           -            -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            1.482.213         -          36.744      -         50.471       -           -            -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos             -               -       1.328.438      -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Total long-term    Adjustable $        34.779.333         -         412.460      -        824.742       -      25.587.572        -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $     1.518.408         -         301.566      -        978.024       -       3.281.857        -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                529.114         -     112.435.295      -          -           -           -            -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           12.191.739         -          36.744      -         50.471       -           -            -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos             -               -       2.312.052      -          -           -           -            -
                   -----------------------------------------------------------------------------------------------------------------


                                       48

As of September 30, 2001:


------------------------------------------------------------------------------------------------------------------------------------
     Line             Currency              1 to 3 years              3 to 5 years           5 to 10 years        More than 10 years
                                   -------------------------------------------------------------------------------------------------
                                         Amount       Annual       Amount     Annual      Amount     Annual       Amount     Annual
                                          TCH$       average        TCH$     average       TCH$     average        TCH$     average
                                                     interest                interest               interest                interest
                                                       rate                    rate                   rate                    rate
------------------------------------------------------------------------------------------------------------------------------------
  LONG-TERM
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Bank debt          Adjustable $        34.148.226    TAB+1.4%    17.074.112  TAB+1.4%       -           -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                177.578     13.00%        319.637   7.00%         -           -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles              -               -          -           -          -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $        46.797.545      7.00%         -           -          -           -      25.578.272     6,75%
------------------------------------------------------------------------------------------------------------------------------------
                   Dollars                -               -          -           -    106.618.520   9.875%          -           -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $       828.592         -         405.251      -        810.045       -         645.771       -
deferred tax
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           10.141.606         -          -           -          -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $       309.797         -         141.622      -        212.432       -         221.284       -
provisions
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles              -               -          -           -          -           -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos             -               -         799.777      -          -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Long-term sundry   New Soles              -               -          -           -          -           -           -           -
payable
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Non-adjustable $     1.421.480         -           3.831      -         85.997       -       1.412.708       -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Adjustable $           632.790         -         421.860      -      1.054.650       -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                    New Soles           1.637.760         -          -           -          -           -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                    Bolivianos            -               -       1.612.411      -          -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------
Total long-term    Adjustable $        81.578.561         -      17.495.972      -      1.054.650       -      25.578.273       -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $     2.559.869         -         550.703      -      1.108.474       -       2.279.763       -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                177.578         -         319.637      -    106.618.520       -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           11.779.366         -          -           -          -           -           -           -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos             -               -       2.412.188      -          -           -           -           -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



33.  Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.

34.  Research and Development Expenses:

As of September 30, 2002 and 2001, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35.  Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$236.504 for the 2002 fiscal year and TCH$255.217 for the 2001 fiscal year.

36.  Material Events

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held of Coca-Cola Embonor S.A. on April 29, 2002. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2001 to December 31, 2001;

b)   to discuss the results in the 2001 fiscal year;

c)   to appoint the external auditors for the 2002 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2002 fiscal year;

e)   to report on Board resolutions relative to the transactions listed in
Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g)   to decide on the 2002 dividend policy;

h)   to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



37.  Subsequent events

The Chilean Syndicated Loan Agreement was amended October 21, 2002 as follows:

a) The minimum required Equity of the Company was reduced from UF 14.233.000 to UF 11.000.000.

b) A new obligation was established where the Company undertook to maintain a ratio of funded debt to EBITDA below 5.5 times as of December 2003.

There are no other material subsequent events as of September 30, 2002 to the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.


38.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                         Budgeted             Spent
                                                  TCH$                TCH$
Effluent Treatment                               221.759           198.956
Operating Cost                                   140.422              -
                                            ----------------    --------------
Total                                            362.181           198.956
                                            ----------------    --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



                              EXPLANATORY ANALYSIS


I)   Third Quarter 2002 vs. 2001

The consolidated sales volume was 125.7 million unit cases, which represents a 1.9% increase compared to the previous year. Broken down by country, the sales volume decreased 0.4% in Chile, increased 4.2% in Peru and 1.3% in Bolivia. Operating revenue rose 1.2% on a consolidated level to a total of TCH$174.027.052 (MUS$232.429,6). Operating profit declined 14.3% to a total of TCH$18.371.070 on a consolidated level (MUS$24.536,3), which represents 10.6% of revenues compared to 12.5% in the previous year. During the nine months ending September 2002, the operating cash flow was TCH$37.028.264 (MUS$49.454,8) (operating profit (loss) + depreciation), a decrease of 8.4% compared to the previous year, which accounts for 21.2% of consolidated revenues. There was a non-operating loss of TCH$25.988.535 (MUS$34.710,2) compared to a loss of TCH$25.083.740 in the previous year. The increase in the non-operating loss is due primarily to the decline in other non-operating income compared to the previous year. The non-operating loss in 2002 included a goodwill amortization of TCH$13.542.064, which represents no cash flow.

There was a net loss of TCH$10.022.914, which compares to the net loss of TCH$6.400.761 in the first semester of 2001.

Chilean Operation

In Chile, the physical sales volume decreased by 0.4%. This impact was also transferred to sales revenue, which totaled TCH$80.039.744 (MUS$106.900,7), or a decline of 3.3% compared to the previous year. Operating profit totaled TCH$9.518.631 (MUS$12.713,0), which is a decrease of 16.1% compared to the previous year. The operating profit accounts for 11.89% of revenues from this operation. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$15.186.288 (MUS$20.282,7), which represents 18.9% of revenues compared to 22.5% in the previous year.

Peruvian Operation

In Peru, physical sales rose 4.2% compared to the previous year. Net revenues totaled TCH$69.153.432 (MUS$92.361,0), which represents a 10.4% increase in relation to 2001. The operating profit was TCH$6.289.712 (MUS$8.400,5) and the operating cash flow (operating profit + depreciation) was TCH$16.063.754 (MUS$21.454,7), which accounts for 23.2% of revenues compared to 25.5% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Bolivian Operation

In Bolivia, physical sales rose 1.3% with respect to the previous year. Net revenues totaled TCH$24.833.876 (MUS$33.168,1), which represents a 6.7% decrease in relation to 2001. Operating profit totaled TCH$2.562.727 (MUS$3.422,8) and the operating cash flow (operating profit + depreciation) was TCH$5.778.222 (MUS$7.717,4), which accounts for 23.3% of revenues in comparison to 22.1% in the previous year.

Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of September 30, 2002 and 2001 are shown below:

---------------------------------------------------------- ---------------- ----------------
Concepts                                                         2002             2001
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Liquidity
---------------------------------------------------------- ---------------- ----------------
Current assets                                                  73.130.267       67.187.208
---------------------------------------------------------- ---------------- ----------------
Current liabilities                                             94.854.771       39.509.849
---------------------------------------------------------- ---------------- ----------------
Liquidity                                                             0.77             1.70
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Acid ratio
---------------------------------------------------------- ---------------- ----------------
Current assets - Inventories                                    62.116.196       55.287.887
---------------------------------------------------------- ---------------- ----------------
Current liabilities                                             94.854.771       39.509.849
---------------------------------------------------------- ---------------- ----------------
Acid ratio                                                            0.65             1.40
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Debt ratio
---------------------------------------------------------- ---------------- ----------------
Current liabilities + Long-term liabilities                    290.094.148      293.023.403
---------------------------------------------------------- ---------------- ----------------
Equity + Minority interest                                     285.505.205      294.516.072
---------------------------------------------------------- ---------------- ----------------
Debt ratio                                                            1.02             0.99
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Current liabilities/Total debt                                      32.70%           13.48%
---------------------------------------------------------- ---------------- ----------------
Long-term debt/Total debt                                           67.30%           86.52%
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Financial expenses coverage
---------------------------------------------------------- ---------------- ----------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies                39.807.469       43.226.723
---------------------------------------------------------- ---------------- ----------------
Net financial expenses                                          10.594.516       12.624.505
---------------------------------------------------------- ---------------- ----------------
Coverage                                                              3.76             3.42
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
ACTIVITY
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Total assets                                                   575.599.353      587.539.475
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Inventories rotation
---------------------------------------------------------- ---------------- ----------------
Cost of sales                                                   99.712.772       97.420.970
---------------------------------------------------------- ---------------- ----------------
Average inventories                                             10.670.244       11.008.747
---------------------------------------------------------- ---------------- ----------------
Inventories rotation                                                  9.34             8.85
---------------------------------------------------------- ---------------- ----------------


                                       53

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Concepts                                                         2002             2001
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Inventory turnover in days
---------------------------------------------------------- ---------------- ----------------
Average inventories                                             10.670.244       11.008.747
---------------------------------------------------------- ---------------- ----------------
Cost of sales                                                   99.712.772       97.420.970
---------------------------------------------------------- ---------------- ----------------
Inventory turnover in days                                           28.89            30.51
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Net sales
---------------------------------------------------------- ---------------- ----------------
Chile                                                           80.039.744       82.737.892
---------------------------------------------------------- ---------------- ----------------
Peru                                                            69.153.432       62.614.439
---------------------------------------------------------- ---------------- ----------------
Bolivia                                                         24.833.876       26.602.968
---------------------------------------------------------- ---------------- ----------------
Consolidated                                                   174.027.052      171.955.298
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Sales in thousand unit cases
---------------------------------------------------------- ---------------- ----------------
Chile                                                               49.510           49.730
---------------------------------------------------------- ---------------- ----------------
Peru                                                                56.840           54.565
---------------------------------------------------------- ---------------- ----------------
Bolivia                                                             19.341           19.086
---------------------------------------------------------- ---------------- ----------------
Consolidated                                                       125.691          123.381
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Cost of sales
---------------------------------------------------------- ---------------- ----------------
Chile                                                         (49.896.328)     (50.611.726)
---------------------------------------------------------- ---------------- ----------------
Peru                                                          (35.832.751)     (31.764.517)
---------------------------------------------------------- ---------------- ----------------
Bolivia                                                       (13.983.693)     (15.044.727)
---------------------------------------------------------- ---------------- ----------------
Consolidated                                                  (99.712.772)     (97.420.970)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Operating Income                                                18.371.070       21.435.147
---------------------------------------------------------- ---------------- ----------------
Financial expenses                                            (11.919.936)     (13.559.818)
---------------------------------------------------------- ---------------- ----------------
Non-operating income                                          (25.988.535)     (25.083.740)
---------------------------------------------------------- ---------------- ----------------
EBITDA                                                          39.807.469       43.226.723
---------------------------------------------------------- ---------------- ----------------
Income (loss) before income taxes                              (7.617.465)      (3.648.593)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Profitability
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Return on Equity
---------------------------------------------------------- ---------------- ----------------
Income (loss) net                                             (10.022.914)      (6.400.761)
---------------------------------------------------------- ---------------- ----------------
Average equity                                                 235.436.932      237.784.257
---------------------------------------------------------- ---------------- ----------------
Return on equity                                                   (4.26%)          (2.69%)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Return on Assets
---------------------------------------------------------- ---------------- ----------------
Income (loss) net                                             (10.022.914)      (6.400.761)
---------------------------------------------------------- ---------------- ----------------
Average assets                                                 581.569.555      565.316.809
---------------------------------------------------------- ---------------- ----------------
Return on Assets                                                   (1.72%)          (1.13%)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------


                                       54

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



Concepts                                                         2002             2001
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Average operating assets                                       210.706.240      204.590.159
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Return on average operating assets                                 (4.76%)          (3.13%)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Income (loss) per share
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Income (loss) net                                             (10.022.914)      (6.400.761)
---------------------------------------------------------- ---------------- ----------------
Number of subscribed and paid-in shares                        510.853.230      510.853.230
---------------------------------------------------------- ---------------- ----------------
Income (loss) per share                                            (19.62)          (12.53)
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Dividend return:
---------------------------------------------------------- ---------------- ----------------
Series A
---------------------------------------------------------- ---------------- ----------------
Dividends paid in year/No. of shares in series                        0.00             0.00
---------------------------------------------------------- ---------------- ----------------
Closing price of share                                                 158              320
---------------------------------------------------------- ---------------- ----------------
Dividend return                                                      0.00%            0.00%
---------------------------------------------------------- ---------------- ----------------

---------------------------------------------------------- ---------------- ----------------
Series B
---------------------------------------------------------- ---------------- ----------------
Dividends paid in year/No. of shares in series                        0.00             0.00
---------------------------------------------------------- ---------------- ----------------
Closing price of share                                                 135              376
---------------------------------------------------------- ---------------- ----------------
Dividend return                                                      0.00%            0.00%
---------------------------------------------------------- ---------------- ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



II.  Analysis of Balance Sheet

As of  December 31,

                                         2002            2001          Variations     Variations%
                                         TCH$            TCH$              TCH$
Current assets                         73.130.267      67.187.208        5.943.059         8.85%
Property, plant and equipment         180.442.051     182.052.504      (1.610.453)       (0.88%)
Other assets                          322.027.035     338.299.763     (16.272.728)       (4.81%)
                                   --------------- --------------- ---------------- -------------
Total Assets                          575.599.353     587.539.475     (11.940.122)       (2.03%)
                                   --------------- --------------- ---------------- -------------

Current liabilities                    94.854.771      39.509.849       55.344.922       140.08%
Long-term liabilities                 195.239.377     253.513.554     (58.274.177)     (22.099%)
Minoritary interest                    55.335.013      53.812.683        1.522.330         2.83%
Equity                                230.170.192     240.703.389     (10.533.197)       (4.38%)
                                   --------------- --------------- ---------------- -------------
Total liabilities and equity          575.599.353     587.539.475     (11.940.122)       (2.03%)
                                   --------------- --------------- ---------------- -------------


Current assets increased by TCH$5.943.059 due mainly to the increase in time deposits and marketable securities. Moreover, there was a rise of TCH$55.344.922 in current liabilities. This increase in current liabilities is explained by the transfer to short term of part of the principal under the syndicated loan and Chilean bonds serie A owed by the Company, which must be paid during 2002 and 2003. This change results in a decrease in the Company's liquidity ratio, which went from 1.70 to 0.77.

There was also an improvement in operating ratios. Inventory turnover went from
8.85 to 9.34 and there was a drop in days in inventory from 31 to 29. The ratio of consolidated existing US debt to equity plus minority interest rose from 0.99 to 1.02 given the increase, in pesos, of dollar debt and the drop in equity due to the fiscal year loss.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. (formerly Embotelladoras Williamson Balfour S.A.) which were acquired during 1999 do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distorted in comparison to a reasonable market price, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the proportional equity value method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies was eliminated.

(d) The goodwill arising from the differences between the proportional equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements



IV.  Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the nine months ending September 30,

                                                        2002            2001      Variations     Variations
                                                        TCH$            TCH$         TCH$            %
Net Cash flow from operating activities               8.109.042      14.750.728    (6.731.686)     (45.64%)
Net Cash flow from finance activities               (5.719.541)       (309.419)    (5.410.122)  (1,748.48%)
Net Cash flow from investment activities
                                                    (9.369.161)     (6.692.572)
(2.676.589) (39.99%)
                                                 --------------- --------------- -------------- ------------
Total Net cash flow for the period                  (7.069.660)       7.748.737   (14.818.397)    (191.24%)
                                                 --------------- --------------- -------------- ------------

The Company and its subsidiaries reported a negative net cash flow of TCH$7.069.660 during the first nine months of 2002, which implied a negative variation of TCH$14.818.397 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$8.019.042, which is lower by TCH$6.731.686 than the one generated in the same period in the previous year. The difference is due mainly to increased payments to suppliers and employees and taxes.

Financing generated a negative flow of TCH$5.719.541, which meant a negative change of TCH$5.410.122 compared to the previous year. The difference stems principally from the payment of bank loans.

Investment activities resulted in a negative flow of TCH$9.369.161, which is TCH$2.676.589 greater than the investment flow in 2001. This variation is principally the result of recording collection of loans to related companies in 2001.


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V.   Analysis of Market Risk

(a)  Debt Risk


Interest-bearing debt dropped during 2001, to the equivalent to US$365 million as of September 30. There was a significant restructuring of interest-bearing liabilities through the issue of long-and short-term bonds on the Chilean market for a total of UF 4.400.000 and a syndicated loan for close to UF 3.460.000. The principal benefits from this restructuring were the significant reduction in exposure to exchange rate fluctuations since approximately 60% of the consolidated debt is in UF. The interest rate on interest-bearing debt was also reduced. As of September 30, 2002, US$160 million was owed to third parties, recognized in foreign currency. The exchange rate risk has been minimized for this debt because these monies are invested in assets abroad which are controlled in dollars. Therefore, there is a natural hedging according to Technical Bulletin No. 64 of the Chilean Accountants Association.

50% of total operating revenue of the company and its subsidiaries corresponds to sales in Chilean pesos and 50% to income that is treated according to Technical Bulletin No. 64 of the Chilean Accountants Association because the sales are made abroad.


(b)  Commodities Risk

The Company faces the risk of price fluctuations on the international sugar, carbonic gas, plastic bottles and other markets. Significant progress was made at the level of centralized purchasing through medium-term contracts in order to minimize and/or stabilize this risk during 2002. The company did not use any hedging instruments for commodities.


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